U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITES

Filed pursuant to Sections 16(a) of the Securities Exchange Act of 1934,
Sections 17(a) of the Public Utility Holding Company Act of 1935 or
Sections 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

Rathke	Frances	G
(Last)	(First)	(Middle)
c/o Green Mountain Coffee Roasters, Inc. 33 Coffee Lane
(Street)
Waterbury	VT	05676
(City)	(State)	(Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

4/7/03

3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol

Green Mountain Coffee Roasters, Inc. -- GMCR

5. Relationship of Reporting Person to Issuer

(Check all applicable)

[_] Director [_] 10% Owner

[X] Officer (give title below) [_] Other (specify below)

Chief Financial Officer

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check applicable line)

[X] Form filed by one Reporting Person
[_] Form filed by more than one Reporting Person

FORM 3 (continued)

Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
none

Table II -- Derivative Securities Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (mm/dd/yy)		3. Title and Amount of Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
none

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Print or Type Response)

Explanation of Responses:

/s/ Frances G. Rathke	4/11/03
**Signature of Reporting Person	Date

* If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.